Exhibit 99.2

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2012

RE-FILED

NOTE TO READER

The attached condensed consolidated Interim Financial Statements for the three and nine months ended September 30, 2012 for Premier Royalty Corporation are being re-filed on SEDAR to remove the sub-headings "audited" and "unaudited" which were inadvertently included and to remove the comparative information on the Consolidated Interim Statement of Loss and Comprehensive Loss and the Consolidated Interim Statement of Cash flows for the period ended December 31, 2011, together with the related notes to the consolidated financial statements that made reference to the Consolidated Statement of Loss and Comprehensive Loss as such comparative statements and related information are not required to be included. The original document was filed on December 14, 2012.

PREMIER ROYALTY CORPORATION
MANAGEMENT’S DISCUSSION & ANALYSIS
For the three and nine months ended September 30, 2012

Date of Report: December 14, 2012

The following management discussion and analysis (“MD&A”) is a review of operations, current financial position and outlook for Premier Royalty Corporation (“Premier Royalty” or the “Corporation”) and should be read in conjunction with the audited financial statements for the period from incorporation on November 23, 2011 to December 31, 2011 and the unaudited consolidated interim financial statements for the three and nine months ended September 30, 2012. The Corporation’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Unless otherwise stated, all amounts discussed herein are denominated in Canadian dollars. This MD&A was prepared as of December 14, 2012, and all information is current as of such date.

This discussion provides management’s analysis of Premier Royalty’s historical financial and operating results and provides estimates of Premier Royalty’s future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance.

Disclaimer for Forward-Looking Information

Certain statements in this report are forward-looking statements which reflect the Corporation's management’s expectations regarding the Corporation's future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Corporation will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of December 14, 2012. These assumptions, which include, management’s current expectations, estimates and assumptions about the global economic environment may prove to be incorrect. A number of risks and uncertainties could cause the Corporation's actual results to differ materially from those expressed or implied by the forward-looking statements, including: (1) a downturn in general economic conditions, (2) inability to locate and identify potential business acquisitions, (3) potential negative financial impact from regulatory investigations, claims, lawsuits and other legal proceedings and challenges, and (4) other factors beyond the Corporation's control.

There is a significant risk that such forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information about these and other assumptions, risks and uncertainties are set out in the section entitled “Risk Factors” below.

The Corporation

Premier Royalty was incorporated under the laws of the Province of Ontario on November 23, 2011 as a wholly owned subsidiary of Premier Gold Mines Limited (“Premier Gold” or the “Parent”). The Corporation is in the business of acquiring royalty interests in mineral properties from companies that have advanced staged development projects or operating mines. Royalties are non-operating interests in mining projects that provide the right to revenue or production from the project after deducting specified costs, if any.

Operational Highlights

Acquisition of Gualcamayo Royalty from Golden Arrow Resources Corporation

On May 23, 2012 the Corporation signed a definitive purchase agreement (the “Golden Arrow Agreement”) regarding the sale by Golden Arrow Resources Corporation (“Golden Arrow”), of its 1% net smelter return (a “NSR”) royalty on Yamana Gold Inc.’s Gualcamayo Gold mine (the “Gualcamayo Royalty”). Pursuant to the terms of the Golden Arrow Agreement, the Corporation agreed to purchase 100% of the shares of Golden Arrow’s wholly-owned subsidiary, which indirectly owns the Gualcamayo Royalty, for cash consideration of $16,500,000 and warrants to purchase an aggregate of up to 1 million shares of the Corporation at an exercise price equal to 120% of the price of the shares of the Corporation or resulting issuer thereof in connection with an initial public offering or similar going public transaction. The warrants will be exercisable for a period of 24 months from the closing date of the Gualcamayo Royalty acquisition. Golden Arrow will have the right, on 30 days’ prior written notice, to require the Corporation to purchase for cancellation all outstanding warrants for a price of $1.25 per warrant at any time prior to their expiry.

Acquisition of Royalties from Aberdeen International Inc.

On May 31, 2012, the Corporation closed a purchase agreement (the “Aberdeen Purchase Agreement”) with Aberdeen International Inc. (“Aberdeen”), whereby Premier Royalty acquired from Aberdeen a 1% NSR royalty (the “Buffelsfontein Royalty”) on gold produced from Village Main Reef Limited’s Buffelsfontein Mine and AngloGold Ashanti Limited's Mine Waste Solutions tailings recovery project in the Republic of South Africa.

Pursuant to the terms of the Aberdeen Purchase Agreement, Premier Royalty purchased the Buffelsfontein Royalty in consideration for an aggregate purchase price of $20,900,000, which consisted of a cash payment in the amount of $11,500,000 and the issuance by Premier Royalty of a convertible debenture payable to Aberdeen in the amount of $9,400,000 (the “Aberdeen Convertible Debenture”). The unpaid amounts owing under the Aberdeen Convertible Debenture accrue interest at a rate of 8% per annum and upon Premier Royalty completing a public offering, or any other comparable going public transaction (a “Going Public Transaction”), the Aberdeen Convertible Debenture will automatically convert into that number of common shares of Premier Royalty equal to the principal amount and accrued interest divided by the amount equal to the offering price or deemed price in connection with the Going Public Transaction less a 10% discount. Further, in the event Premier Royalty completes a Going Public Transaction, Premier Royalty shall issue to Aberdeen that number of warrants of the Corporation equal to 0.5 multiplied by the number of common shares of the Corporation issued under the Aberdeen Convertible Debenture (each whole warrant, a “Warrant”). Each Warrant shall entitle Aberdeen to acquire one common share of the Corporation at a price which represents a 25% premium to the price per the Corporation’s common shares issued in connection with a Going Public Transaction for a period of two years from the closing date of the Going Public Transaction.

In the event that a Going Public Transaction is not completed on or before May 31, 2013, the principal amount and accrued interest under the Aberdeen Convertible Debenture shall be repaid by Premier Royalty in cash to Aberdeen in full, or if Premier Royalty elects, and subject to the approval of Premier Gold, Premier Gold shall satisfy the Aberdeen Convertible Debenture on the Corporation’s behalf by issuing that number of common shares of Premier Gold equal to the principal amount and accrued interest divided by the volume weighted average price of the common shares of Premier Gold for the five trading days immediately prior to May 31, 2013.

Private Placement of $11,500,000 Convertible Debentures

On July 6, 2012 and July 10, 2012, the Corporation closed two tranches of a private placement (the “Private Placement”) of an aggregate $11,500,000 principal amount of convertible debentures of Premier Royalty, which accrue interest at a rate of 8% per annum (the “Convertible Debentures”). The Convertible Debentures mature on May 31, 2013 unless, among other things, they are automatically converted as a result of the occurrence of a Going Public Transaction, including the closing of the business combination transaction (the “Business Combination”) involving Premier Royalty and Bridgeport Ventures Inc. (“Bridgeport”). Upon completion of the Business Combination, the principal amount outstanding under the Convertible Debentures together with all accrued interest thereon will be effectively converted into units of Bridgeport at a conversion price of $1.40 per unit (on a post-consolidated basis), with each unit consisting of one common share of Bridgeport and 0.375 of a Bridgeport warrant (on a post-consolidated basis). Each whole warrant (a “Bridgeport Warrant”) will be exercisable at a price of $2.00 (on a post-consolidated basis) for a period commencing on the date that is six months following the completion of the Business Combination and ending on the date that is four years following completion of the Business Combination, subject to early expiry upon the occurrence of certain events.

The Convertible Debentures also provide that in the event of a Going Public Transaction for Premier Royalty other than the Business Combination prior to the maturity date of the Convertible Debentures, the whole of the principal amount outstanding under each debenture together with all accrued interest thereon will be converted into common shares of the resulting entity at a conversion price equal to 90% of the price per share that Premier Royalty or its security holders receive on the creation, issuance and/or sale of such shares pursuant to such Going Public Transaction, as applicable, subject to the provisions of the Convertible Debentures.

Acquisition of Thunder Creek Royalty

On July 13, 2012, the Corporation acquired a 1% NSR royalty (the “Thunder Creek Royalty”) on certain mining claims which comprise the Thunder Creek Deposit of the Timmins West Mine and ancillary lands, operated by Lake Shore Gold Corp. (“Lake Shore”) pursuant to the terms of a purchase agreement dated June 22, 2012.

The purchase price for the Thunder Creek Royalty was satisfied by an aggregate $7,000,000 cash payment to the private vendors. Premier Royalty (or a resulting issuer) will issue to the vendors common shares with a value of $500,000 concurrent with a subsequent Going Public Transaction of Premier Royalty.

Business Combination Transaction with Bridgeport Ventures Inc.

On August 7, 2012, the Corporation signed a definitive agreement (the “Business Combination Agreement”) with Bridgeport to enter into the Business Combination, pursuant to which Bridgeport will acquire Premier Royalty by way of plan of arrangement.

Pursuant to the Business Combination, Bridgeport will issue shares to Premier Gold in such amount as is equal to 60% of the issued and outstanding shares of Bridgeport (prior to giving effect to any convertible securities or instruments), at a deemed price of $1.40 per common share of Premier Royalty (on a post-consolidation basis). Bridgeport will also issue warrants for each post-consolidation common share of Bridgeport (“Bridgeport Share”) held by its current shareholders on the basis of 0.375 of a warrant for each Bridgeport Share held by such shareholders. Each whole warrant (a “Bridgeport Warrant”) will be exercisable at a price of $2.00 per post-consolidation Bridgeport Share for a period commencing on the date that is six months following the completion of the Business Combination and ending on the date that is four years following completion of the Business Combination, subject to early expiry upon the occurrence of certain events.

As noted above, Premier Royalty previously obtained from Premier Gold the Bridge Loan in connection with the acquisition of certain royalties. In addition to stipulated cash payback provisions, Premier Gold will be granted a onetime right (the “Conversion Right”) in its sole discretion to convert all or a portion of the bridge loan into units of Bridgeport, at a price of $1.40 per unit (on a post-consolidation basis) at or prior to closing. Each unit will consist of one Bridgeport Share and 0.375 of a Bridgeport Warrant. In addition, Premier Gold will be granted up to an additional 2.8 million Bridgeport Warrants (on a post-consolidation basis) less the number of Bridgeport Warrants issued to Premier Gold pursuant to the Conversion Right and an additional 1.4575 million warrants to purchase post-consolidation Bridgeport Shares, which shall be exercisable until October 7, 2014.

Pursuant to the Business Combination Agreement, Premier Gold shall have the right to rename Bridgeport and set its new management team upon completion of the Business Combination. Bridgeport shall be entitled to two seats on the resulting Board of Directors.

Summary of Quarterly Results

The following table sets out selected quarterly financial data for the most recently completed interim quarters:

	Three months ended September 30, 2012	Three months ended June 30, 2012	Three months ended March 31, 2012	November 23, 2011 to December 31, 2011
Quarter	Third	Second	First	Fourth (Partial)
	($)	($)	($)	($)
Revenue	648,477	148,296	Nil	Nil
Operating Expenses	510,890	340,671	169,726	18,581
Income (loss) from operating activities	137,587	(192,375)	(169,726)	(18,581)
Comprehensive loss	(549,344)	(269,042)	(169,726)	(18,581)

Results of Operations

Premier Royalty Corporation for the nine month period ended September 30, 2012

Premier Royalty was incorporated on November 23, 2011, and as such there were no expenses in the comparable period of the prior year. During the nine month period ending September 30, 2012 the majority of expenses related to the initial evaluation and assessment of potential acquisitions or agreements, including the costs associated with the business combination transaction with Bridgeport Ventures.

Acquired Royalties

This MD&A includes a discussion and analysis of the royalty interests that have been acquired by the Corporation, including the Buffelsfontein Royalty, the Thunder Creek Royalty, and the Gualcamayo Royalty previously described. The following discussion and analysis with respect to the royalty interests should be read in conjunction with the following:

  with respect to the Buffelsfontein Royalty, the Schedule of Royalty Interests on Mineral Properties and Royalty Payments for the years ended January 31, 2010, 2011 and 2012 and the Interim Schedule of Royalty Interests on Mineral Properties and Royalty Payments for the nine months ended October 31, 2011 and 2012, and are derived from the corresponding financial statements of Aberdeen which can be found under Aberdeen's profile on www.sedar.com;

  with respect to the Thunder Creek Royalty, the Schedule of Royalty Payments for the three and nine months ended September 30, 2012 and the year ended December 31, 2011, and is derived from the corresponding financial statement of Lake Shore which can be found under Lake Shore's profile on www.sedar.com and;

  with respect to the Gualcamayo Royalty, the Schedule of Royalty Income for the years ended December 31, 2009, 2010 and 2011 and the Interim Schedule of Royalty Income for the nine months ended September 30, 2011 and 2012, and are derived from the corresponding financial statements of Golden Arrow which can be found under Golden Arrow's profile on www.sedar.com.

Summary of Producing Royalty Interests

Buffelsfontein Mine

The Buffelsfontein Mine produced approximately 58,119 ounces of gold in the 2011 calendar year, approximately 77,589 ounces in the 2010 calendar year and 116,082 ounces in the 2009 calendar year. Production from the Buffelsfontein Mine has been subject to a 1% NSR since January 2009.

According to public disclosure materials, during the first six months of the 2012 calendar year, the Buffelsfontein Mine produced approximately 28,396 ounces of gold, which was down 50% when compared with the same period of the previous calendar year.Premier Royalty acquired the 1% NSR on the Buffelsfontein Mine from Aberdeen on May 31, 2012, and for the four months period ended September 30, 2012, the Corporation recorded $199,778 in revenue on 12,374 ounces of gold produced at an average gold price of US$1,632.19.

Total gold production from Buffelsfontein during the three months ended September 30, 2012 was 9,425 oz. The mine remained under pressure, with mine wide and shaft specific safety-related stoppages resulting in a loss of ten production days (translating into approximately 1,600 oz) during the quarter. Actual gold yield also impacted negatively on production, particularly at our high volume 7 Shaft where the impact of intense geological structures and limited mining flexibility adversely affected volumes and grade.

Mine Waste Solutions Tailings Recovery Operation

The Mine Waste Solutions (“MWS”) tailings recovery operation provides gold and uranium resource of previously treated material which are being mined using high-pressure water cannons to produce a slurry that is pumped to the processing plants and separated into gold and uranium using a leaching process. On July 20, 2012, First Uranium Corporation sold its 100% interest in the MWS tailings recovery operation to AngloGold Ashanti Limited. Production from the MWS is subject to a 1% NSR that was acquired by Premier Royalty from Aberdeen.

In the first nine months of 2012, 49,745 ounces of gold was produced from the MWS, compared with approximately 44,500 ounces in the same period of the previous year.

Premier Royalty acquired the 1% NSR on the MWS tailings recovery operation from Aberdeen on May 31, 2012, and for the four months period ended September 30, 2012, the Corporation recorded $426,993 in revenue on 26,012 ounces of gold produced at an average gold price of US$1,632.19. During the year ended January 31, 2012, the gold price averaged US$1,594 per ounce and production was approximately 152,000 ounces of gold, resulting in royalty revenue to Aberdeen of $2,409,543 ($857,567 from the Buffelsfontein Mine and $$1,551,977 from the MWS). The average US/Cdn dollar exchange rate during the year was approximately 0.9908. During the year ended January 31, 2011, the gold price averaged US$1,245 per ounce and based on approximately 157,833 ounces produced and an average US/Cdn dollar exchange rate of approximately 1.0227, royalty revenue recorded by Aberdeen was $2,009,725 ($978,271 from the Buffelsfontein Mine and $1,031,453 from MWS). During the year ended January 31, 2010, the gold price averaged US$995 per ounce. Based on approximately 168,628 ounces produced and an average US/Cdn dollar exchange rate of approximately 1.1006, for Aberdeen, royalty revenue generated was $1,846,701 ($1,225,236 from the Buffelsfontein Mine and $621,465 from MWS).

Thunder Creek Royalty

Premier Royalty acquired the Thunder Creek Royalty on July 13, 2012. The owner of Thunder Creek deposit, Lake Shore, declared commercial production on the Thunder Creek deposit on January 1, 2012. Lake Shore made a pre-commercial production royalty payment to the private vendors of the Thunder Creek Royalty of $212,604 for gold sales from pre-development muck processed during the year ended December 31, 2011 and approximately $170,000 royalty payment was made to the Corporation for the three months ended September 30, 2012.

Gualcamayo Royalty

Royalty income from the Gualcamayo Royalty increased to $2,238,979 for the year ended December 31, 2011 compared to $1,616,065 for the year ended December 31, 2010 due to higher gold prices and higher mine production in the year ended December 31, 2011 compared to the year ended December 31, 2010. For the year ended December 31, 2009, royalty income from the Gualcamayo Royalty was $1,335,714. Receipt of the Gualcamayo Royalty commenced in 2009 when Yamana began mill commissioning in April 2009. Royalty income for 2010 represents the net smelter return on a full year of production compared to a partial year of production in 2009 during which Yamana was still in the commissioning phase.

Royalty income from the Gualcamayo Royalty increased to $1,742,704 for the nine months ended September 30, 2012 compared to $1,606,674 for the nine months ended September 30, 2011. Based on Yamana’s public disclosure, the increase is due to higher average realized gold prices in the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011.

In accordance with the terms of the Golden Arrow Agreement, all royalty income generated by the Gualcamayo Royalty from May 15, 2012 were set aside for the benefit of the Corporation and were transferred to the Corporation upon acquisition of the Gualcamayo Royalty on November 9, 2012.

Liquidity and Capital Resources

As at September 30, 2012, the Corporation has $3,690,831 in cash on hand. As noted above, on July 6 and July 10, 2012 the Corporation closed the Private Placement of Convertible Debentures in the aggregate principal amount of $11,500,000. See “Operational Highlights – Private Placement of $11,500,000 Convertible Debentures”.

Operating activities

For the nine months ended September 30, 2012, the Corporation had cash provided by operating activities of $188,799, compared with nil for the period ended December 31, 2011. The reason the Corporation has effectively had cash provided by operating activities was due to the significant accounts payables recorded at period end. This was paid off subsequent to period end.

Investment activities

During the nine months ended September 30, 2012, Premier Royalty used cash of $28,897,968, which is made up of $28,862,818 used for the purchase of royalty interest in mineral properties, and $35,150 used for the purchase of leasehold improvements.

Financing activities

For the nine months ended September 30, 2012, the Corporation generated cash of $32,400,000 from financing activities, with $20,900,000 in proceeds from issurance of the convertible debentures, and $11,500,000 in borrowings from credit facilities.

Off-Balance Sheet Arrangements

The Corporation does not have any off-balance sheet arrangements.

Financial Instruments and Other Instruments

The Corporation’s financial instruments consist of accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Corporation is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted due to the short terms to maturity.

Additional Disclosure for Issuers without Significant Revenue

Additional disclosure concerning the Corporation's general and administrative expenses is provided in the Corporation's Statement of Operations, Comprehensive Loss and Deficit contained in the Corporation's audited financial statements for the period from incorporation on November 23, 2011 to December 31, 2011, and the unaudited consolidated interim statements for the nine months ending September 30, 2012.

Capital and Reserves

Common shares

On November 23, 2011, the Corporation issued 100 seed shares at $0.01 per share. As of the date of this report, no further common shares had been issued.

Commitments

The Corporation has a commitment relating to leasehold improvements and a lease agreement expiring in June 2017.

The minimum annual payments for the next five years are as follows:

2012	$7,857
2013	31,428
2014	31,428
2015	31,428
2016	31,428
2017	15,714
$149,283

Related Party Transactions

The Corporation's related parties include the Parent, key management personnel, and entities over which they have control or significant influence as described below:

Nature of transactions
1852036 Ontario Inc.	Management consulting
Capstone Advisory Group Inc.	Management consulting
Premier Gold Mines Limited	Parent company
The Alyris Group	Corporate accounting and IT services
Alyris Leasing Inc.	Facilities rental

[a]          Included in general and administrative expenses for the nine months ended September 30, 2012 are amounts totaling $119,283 for management consulting related services provided by 1852036 Ontario Inc., which is related to the Corporation through Abraham Drost, President and CEO of the Corporation.

[b]          Included in general and administrative expenses for the nine months ended September 30, 2012 are amounts totaling $41,000 for management consulting related services provided by Capstone Advisory Group Inc., which is related to the Corporation through Eugene Lee, CFO of the Corporation.

[c]          Included in accounts payable is $634,636 (2011 - $3,531) due to Premier Gold Mines Ltd., which is the Parent company of the Corporation, for amounts paid on behalf of the Corporation.

[d]          Included in general and administrative expenses for the nine months ended September 30, 2012 are amounts totaling $33,045 for accounting services and IT consulting related services provided by 1752466 Ontario Inc., a company related to the Corporation through Ewan Downie, Director of the Corporation.

[e]          Included in leaseholds are amounts totaling $35,150 (2011 - $NIL) and included in general and administrative expenses for the nine months ended September 30, 2012 are amounts totaling $10,299 for leasehold improvements and rental charges paid to Alyris Leasing Inc, a company related to the Corporation through Ewan Downie, Director of the Corporation.

[f]          Included in short term loan payable is $11,500,000 (2011 - $NIL) due to Premier Gold Mines Ltd., which is the Parent company of the Corporation, for amounts drawn on an 8%, unsecured line of credit

Subsequent events

Acquisition of Gualcamayo Royalty from Golden Arrow Resources Corporation

All third party approvals with respect to the acquisition of the Gualcamayo Royalty, including the approval of the shareholders of Golden Arrow, have been received and the acquisition was completed on November 9, 2012.

Premier Gold extended $16,500,000 from a $28,000,000 bridge loan facility to the Corporation for the Gualcamayo Royalty purchase from Golden Arrow. The unsecured Bridge Loan will accrue interest at 8% per annum, and repayment terms are $8,000,000 on closing of a going-public transaction, and the balance within one year.

Transaction with Bridgeport Ventures Inc.

On December 4, 2012 the Corporation and Premier Gold completed a business combination (the "Transaction"), pursuant to which Bridgeport acquired Premier Royalty by way of plan of arrangement. As a result of the Transaction Bridgeport has been renamed Premier Royalty Inc. ("Premier Royalty Inc.")

Pursuant to the Transaction, Common shares of Bridgeport were consolidated on the basis of one post-consolidation share (a “Premier Royalty Inc. Share”) for every four pre-consolidation shares. Premier Royalty Inc. also issued warrants for each post-consolidation Premier Royalty Inc. Share held by its current shareholders on the basis of 0.375 of a warrant (on a post-consolidation basis) for each common share of Premier Royalty Inc. held by such shareholders. Each whole warrant (a "Premier Royalty Inc. Warrant") will be exercisable at a price of $2.00 per post-consolidation Bridgeport Share for a period commencing on the date that is six months following the completion of the Transaction and ending on the date that is four years following completion of the Transaction, subject to early expiry upon the occurrence of certain events.

Premier Royalty previously obtained from Premier Gold a bridge loan facility in connection with the acquisition of certain royalties. Premier Royalty Inc. repaid, on behalf of Premier Royalty Corporation, $8 million of the $28 million (plus interest) outstanding balance on the convertible bridge loan facility issued to Premier Gold, which converted the remaining amount outstanding into approximately 14.7 million Premier Royalty Shares, approximately 5.5 million Premier Royalty Warrants and approximately 1.46 million warrants (“Class II Warrants”), with each Class II Warrant exercisable at a price of $2.00 per Premier Royalty Share until October 7, 2014. Premier Gold currently owns approximately 33.7 million Premier Royalty Shares, representing approximately 53.5% of the issued and outstanding Premier Royalty Inc. Shares.

In addition, all common shares of Premier Royalty Corporation, including approximately 33.7 million common shares held by Premier Gold, were exchanged for Premier Royalty Inc. Shares on a one-for-one basis, resulting in Premier Royalty Corporation becoming a wholly-owned subsidiary of Premier Royalty Inc.; and approximately 16.61 million Premier Royalty Inc. Shares and approximately 8.07 million warrants to purchase Premier Royalty Inc. Shares were issued to former convertible debenture holders of Premier Royalty Corporation and to certain vendors of royalty interests.

As a result of the Transaction, there are approximately 62.9 million Premier Royalty Inc. Shares outstanding (on a non-diluted basis), of which approximately 12.6 million Premier Royalty Inc. Shares, representing approximately 20.1% of the outstanding Premier Royalty Inc. Shares, are held by Bridgeport shareholders of record immediately prior to the completion of the Transaction. Premier Gold has acquired the approximately 33.7 million Premier Royalty Shares, 5.5 million Premier Royalty Warrants and 1.46 Class II Warrants for investment purposes.

Royalty Transfer Agreement

On November 30, 2012, the Corporation acquired a 1.5% NSR royalty (the “Emigrant Springs Royalty and Rain Gold Royalty”), a 3% NSR royalty (the "Red Ridge Royalty") and a 5% production royalty (the "Emigrant Springs and Rain Gold "Area of Interest" Royalty”) on certain mining claims located in Nevada from Premier Gold Mines USA, Inc. pursuant to the terms of a royalty transfer agreement dated November 30, 2012.

The purchase price for the royalties shall be an amount equal to US$12,044,310 satisfied by cash payment to the vendor.

Royalty Transfer Agreement

On December 3, 2012, the Corporation acquired the following royalties from Premier Gold Mines Limited pursuant to the terms of a royalty transfer agreement dated December 3, 2012; a 0.5% NSR royalty (the “Argosy Gold Mine Royalty”) on certain mining claims located in the Red Lake Mining District, payable by Cangold Limited, a 0.5% NSR Royalty (the “Newman-Madsen Royalty”) on certain mining claims located in the Red Lake Mining District, payable by Sabina Gold & Silver Corp., a 0.5% NSR Royalty (the “East My-Ritt Royalty”) on certain mining claims located in the Red Lake Mining District, payable by Mega Precious Metals Inc., a 0.5% NSR Royalty (the “Pickle Crow Royalty”) on certain mining claims located in Northwestern Ontario, payable by PC Gold Inc. and also a 7.5% net profits interest royalty (the “Skinner Gold Royalty”) on proceeds of commercial production from certain claim blocks located in the Red Lake Mining District, payable by Sabina Gold & Silver Corp.

The purchase price for the royalties shall be an amount equal to $875,000 satisfied by issue to the vendor of the 18,967,250 Premier Royalty Common Shares.

Recent Accounting Pronouncements

The Corporation has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Corporation has not yet early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its financial statements.

(a)	Accounting Standards Issued and Effective January 1, 2013

IFRS 9, Financial Instruments, replaces the current standard IAS 39, Financial Instruments: Recognition and Measurement, replacing current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value.

IFRS 10, Consolidated Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard:

  Requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements;

  Defines the principle of control, and establishes control as the basis for consolidation;

  Sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and

  Sets out the accounting requirements for the preparation of consolidated financial statements

IFRS 10 supersedes IAS 27 and SIC-12, Consolidation - Special Purpose Entities.

IFRS 11, Joint Arrangements, establishes the core principle that a party to a joint arrangement determines the type of joint arrangements in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with the type of joint arrangement.

IFRS 12, Disclosure of Involvement with Other Entities, requires the disclosure of information that enables users of consolidated financial statements to evaluate the nature of and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

IFRS 13, Fair Value Measurement, defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for the following:

  Share-based payment transactions within the scope of IFRS 2, Share-based Payment;

  Leasing transactions within the scope of IAS 17, Leases;

  Measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS2, Inventories, or value in use in IAS 36, Impairment Assets.

IAS 27, Separate Financial Statements, has the objective of setting standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements.

IAS 28, Investments in Associates and Joint Ventures, prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 applies to all entities that are investors with joint control of, or significant influence over, an investee (associated or joint venture).

Risk Factors

An investment in the Corporation involves a number of risks. You should carefully consider the following risks and uncertainties in addition to other information in this report in evaluating the Corporation and its business before making any investment decision in regards to the common shares of the Corporation. The Corporation’s business, operating and financial condition could be harmed due to any of the following risks. The risks described below are not the only ones facing the Corporation. Additional risks not presently known to the Corporation may also impair business operations.

No control over mining operations

The Corporation has no contractural rights relating to the operation or development of mines. Except for any payments which may be payable in accordance with applicable cash flow guarantees, the Corporation will not be entitled to any material compensation if these mining operations do not meet their forecasted gold production targets in any specified period or if the mines shut down or discontinue their operations on a temporary or permanent basis. The mines may not commence production within the time frames anticipated, if at all, and there can be no assurance that the gold production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the mines or their successors may decide to suspend or discontinue operations. The Corporation is subject to the risks that the mines shut down on a temporary or permanent basis due to issues including, but not limited to, economic, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation and other risks. These issues are common in the mining industry and can occur frequently.

Exploration and Mining Risks

The Corporation seeks to acquire royalty interests in mineral properties from companies that have advanced staged development projects or operating mines. Royalties are non-operating interests in mining projects that provide the right to revenue or production from the project after deducting specified costs, if any. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. The long-term profitability of the Corporation's operations will be in part directly related to the cost and success of the operating mines in which the Corporation has a royalty interest, which may be affected by a number of factors beyond the Corporation's control.

Operating a producing mine involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Corporation has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of mineral resources, any of which could result in work stoppages, damage to property, and possible environmental damage.

Hazards such as unusual or unexpected formations and other conditions such as formation pressures, fire, power outages, labour disruptions, flooding, explorations, cave-ins, landslides and the inability to obtain suitable machinery, equipment or labour are involved in mineral exploration, development and operation. Operating companies may become subject to liability for pollution, cave-ins or hazards against which the Corporation cannot insure or against which the Corporation may elect not to insure. The payment of such liabilities may have a material, adverse effect on that Corporation’s financial position.

The Corporation relies upon consultants and others for exploration and development expertise. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, allowable production, importing and exporting of minerals and environmental protection.

Financing Risks

The Corporation is limited in financial resources. There can be no assurance that the Corporation will be able to obtain adequate financing in the future, or that the terms of such financing will be favourable.

Regulatory Requirements

Even though a mineral property is proven to host economic reserves of mineral resources, factors such as governmental expropriation or regulation may prevent or restrict mining of any such deposits or repatriation of profits. The Corporation may acquire royalties on other properties in other jurisdictions or countries. Any changes in regulations or shifts in political conditions are beyond the control of the Corporation and may adversely affect the Corporation's business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, and expropriation of property, environmental legislation and mine safety.

Competition

The mineral industry is intensely competitive in all its phases. The Corporation competes with many companies possessing greater financial resources and technical facilities than the Corporation for the acquisition of royalty interests and other mineral interests as well as for the recruitment and retention of qualified employees.

In addition, there is no assurance that a ready market will exist for the sale of commercial quantities of ore. Factors beyond the control of the Corporation may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Corporation not receiving any future royalty payments.

Markets for Securities

There can be no assurance that an active trading market in the Corporation's securities will be established and sustained. The market price for the Corporation's securities could be subject to wide fluctuations. The shares of Premier Royalty are not listed on any stock exchange. Factors such as commodity prices, government regulation, interest rates, share price movements of the Corporation's peer companies and competitors, as well as overall market movements, may have a significant impact on the market price of the securities of the Corporation. The stock market has from time to time experienced extreme price and volume fluctuations, particularly in the mining sector, which have often been unrelated to the operating performance of particular companies.

Reliance on Key Individuals

The Corporation's success depends to a certain degree upon certain key members of the management. It is expected that these individuals will be a significant factor in the Corporation's growth and success. The loss of the service of members of the management and certain key employees could have a material adverse effect on the Corporation.

Geopolitical risks

The Corporation may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on future exploitation and production, price controls, export controls, currency availability, income taxes, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental and other non-governmental organizations, expropriation of property, ownership of assets, environmental legislation, labour relations, limitations on mineral exports, increased financing costs, and site safety. In addition, legislative enactments may be delayed or announced without being enacted and future political action that may adversely affect the Corporation cannot be predicted. Any changes in regulations or shifts in political attitudes that may result, among other things, in significant changes to mining laws or any other national legal body of regulations or policies are beyond the control of the Corporation and may adversely affect its business. The possibility that future governments may adopt substantially different policies, which might extend to the expropriation of assets, cannot be ruled out.

Additional Information

Additional information relating to our Corporation can also be found on SEDAR at www.sedar.com.